VIA EDGAR

Securities and Exchange Commission
Mail Stop 0304
Washington, DC 20549

Attn:    Richard K. Wulff
         Chief, Office of Small Business

                  Re: 1-800-AutoTow, Inc.
                  Registration Statement on Form 10-SB
                  File No. 000-27091
                  Filed August 19, 1999

Dear Mr. Wulff:

         In connection with your correspondence dated August 26, 1999, please be informed that the Company was unable to complete the financial statements as required by Item 310 of Regulation SB.

         Therefore, the Company respectfully submits this request for withdrawal of the filing of the Form 10-SB Registration Statement. We do plan to re-file our registration statement upon the completion of these open items.

         In the event you have any questions or require anything additional, please do not hesitate to contact me.

                                                     Sincerely,


                                                     /s/ Joel B. Nagelmann
                                                     ---------------------
                                                     Joel B. Nagelmann
                                                     President & CEO